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                                                                    EXHIBIT 4.05
                               AMENDMENT NO.  1

                                      TO

                            GREATDOMAINS.COM, INC.
                            ----------------------

                            1999 STOCK OPTION PLAN
                            ----------------------

           Section 3a. of the GreatDomains.com, Inc. 1999 Stock Option Plan (the "Plan") was amended as of the date hereof to read as follows :

          "a. Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be optioned under the Plan is 5,596,190 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock."

     Section 7a.i.(2) of the Plan was amended as of the date hereof to read as follows:

          "(2) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant, which Fair Market Value per Share shall in no event be less than $5.24 from and after February 23, 2000, subject to proportional adjustments for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split and any other similar event resulting in an increase or decrease in the number of issued shares of Common Stock."

     Section 11 of the Plan was amended as of the date hereof to read as follows:

             "11.  Corporate Transactions
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                   a. Unless otherwise approved by the Administrator, in the
     event of any Corporate Transaction, each Option which is at the time outstanding under the Plan automatically shall become vested by an additional six (6) months immediately prior to the effective date of the Corporate Transaction and, if within 30 days after a Corporate Transaction, an Employee is terminated, required to relocate to an area which is thirty miles, or more, from the Company location at which such Employee was working immediately prior to the Corporate Transaction, offered a lower salary or not offered continued vesting of a comparable option grant by the acquiring entity, then the vesting of such Employee's Options shall automatically accelerate by an additional twelve (12) months. The determination of Option comparability under this Subsection a. shall be made by the Administrator, and its determination shall be final, binding and conclusive.

             b. The portion of any Incentive Stock Option accelerated under this
     Section 11 in connection with a Corporate Transaction shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(D) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the accelerated excess portion of such Option shall be exercisable as a Non-Qualified Stock Option."

             The foregoing amendment to the Plan was duly adopted by the Board of Directors of GreatDomains.com, Inc. pursuant to an Action by Unanimous Written Consent of Board of Directors, dated March 28, 2000.

             The foregoing amendment to the Plan was also duly adopted by the shareholders of GreatDomains.com, Inc. pursuant to an Action by Written Consent of Majority Shareholders, dated March 28, 2000.

Dated: April 7, 2000

GREATDOMAINS.COM, INC.

By: ____________________
Steven Newman, President